EXHIBIT 99.1

FINANCIAL STATEMENTS RSPRINT FOR THE YEARS ENDED DECEMBER 31, 2017, 2016 AND 2015

INDEX TO FINANCIAL STATEMENTS

Financial Statements for the Years Ended December 31, 2017, 2016 and 2015

FINANCIAL STATEMENTS RSPRINT FOR THE YEARS ENDED DECEMBER 31, 2017, 2016 AND 2015

Independent Auditor’s Report

Board of Directors

RSPRINT Powered by Materialise NV

3583 Paal (Beringen), Belgium

We have audited the accompanying financial statements of RSPRINT Powered by Materialise NV, which comprise the statements of financial position as of December 31, 2017 and 2016 and the statements of comprehensive income, changes in equity, and cash flows for the years then ended, and the related notes to the financial statements.

Management’s Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

Auditor’s Responsibility

Our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditor’s judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity’s preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity’s internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of RSPRINT Powered by Materialise NV as of December 31, 2017 and 2016, and the results of its operations and its cash flows for the years then ended in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board.

Emphasis of Matter Regarding Going Concern

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As described in Note 2 to the financial statements, the Company has suffered recurring losses from operations and has a net capital deficiency that raise substantial doubt about its ability to continue as a going concern. Management’s plans in regard to these matters are also described in Note 2. The financial statements do not include any adjustments that might result from the outcome of this uncertainty. Our opinion is not modified with respect to this matter.

BDO Bedrijfsrevisoren Burg. CVBA

On behalf of it,

Bert Kegels

/s/ Bert Kegels

Zaventem, Belgium

June 26, 2018

FINANCIAL STATEMENTS RSPRINT FOR THE YEARS ENDED DECEMBER 31, 2017, 2016 AND 2015

Statements of comprehensive income

		For the year ended December 31
in 000€	Notes	2017	2016	2015
Revenue	12.1	817	684	213
Raw materials and consumables		(480)	(493)	(211)
Services and other goods	12.2	(1,047)	(1,341)	(1,171)
Employee benefits	12.4	(406)	(363)	(245)
Depreciation and amortization		(51)	(34)	(8)
Other operating expenses		(3)	(1)	—
Other income	12.3	410	334	242
Operating loss		(760)	(1,214)	(1,180)
Financial expenses		(17)	—	—
Financial income		54	6	—
Loss before taxes		(723)	(1,208)	(1,180)
Income taxes	12.5	—	—	—
Net loss for the year		(723)	(1,208)	(1,180)
Other comprehensive loss		—	—	—
Total comprehensive loss for the year		(723)	(1,208)	(1,180)

The accompanying notes form an integral part of these financial statements.

FINANCIAL STATEMENTS RSPRINT FOR THE YEARS ENDED DECEMBER 31, 2017, 2016 AND 2015

Statements of financial position

		As of December 31,
in 000 €	Notes	2017	2016	2015
Assets
Non-current assets
Property, plant & equipment	4	144	133	151
Other non-current assets	5	68	53	27
Total non-current assets		212	186	178
Current assets
Inventories	6	82	76	5
Trade receivables	7	250	326	33
Other current assets	5	715	1,155	1,573
Cash and cash equivalents	8	209	86	517
Total current assets		1,256	1,643	2,128
Total assets		1,468	1,829	2,306

Equity and liabilities
Equity	10
Share capital		4,000	4,000	4,000
Accumulated deficit		(4,012)	(3,289)	(2,081)
Total Equity (Deficit)		(12)	711	1,919
Non-current liabilities
Loans & borrowings		15	—	—
Other non-current liabilities	9	773	—	—
Total non-current liabilities		788	—	—
Current liabilities
Loans & borrowings		15	—	—
Trade payables and accruals	7	615	1,007	356
Deferred income		11	41	—
Employee benefit liabilities		51	70	31
Total current liabilities		692	1,118	387
Total equity and liabilities		1,468	1,829	2,306

The accompanying notes form an integral part of these financial statements.

FINANCIAL STATEMENTS RSPRINT FOR THE YEARS ENDED DECEMBER 31, 2017, 2016 AND 2015

Statements of changes in equity

in 000 €	Notes	Share capital	Accumulated deficit	Total equity
At January 1, 2017		4,000	(3,289)	711
Total comprehensive loss for the year		—	(723)	(723)
At December 31, 2017	10	4,000	(4,012)	(12)
At January 1, 2016		4,000	(2,081)	1,919
Total comprehensive loss for the year		—	(1,208)	(1,208)
At December 31, 2016	10	4,000	(3,289)	711
At January 1, 2015		4,000	(901)	3,099
Total comprehensive loss for the year		—	(1,180)	(1,180)
At December 31, 2015	10	4,000	(2,081)	1,919

The accompanying notes form an integral part of these financial statements.

FINANCIAL STATEMENTS RSPRINT FOR THE YEARS ENDED DECEMBER 31, 2017, 2016 AND 2015

Cash flow statements

		For the year ended December 31,
in 000€	Notes	2017	2016	2015
Operating activities
Net loss for the year		(723)	(1,208)	(1,180)
Non-cash and operational adjustments
Depreciation of property, plant & equipment	4	51	34	8
Financial expense		2	—	—
Working capital adjustment
Increase in trade receivables and other (non) current assets	5/7	(499)	(401)	(4)
Decrease (increase) in inventories	6	(6)	(71)	7
Increase (decrease) in trade payables and accruals, employee benefit liabilities and deferred income	7	(441)	731	102
Increase in other non-current liabilities	9	773	—	—
Net cash flow used in operating activities		(843)	(915)	(1,067)
Investing activities
Purchase of property, plant & equipment	4	(18)	(16)	(138)
Net cash flow used in investing activities		(18)	(16)	(138)
Financing activities
Repayment of finance leases		(15)	—	—
Payment of issued capital	5/10	1,000	500	1,500
Interest paid		(1)	—	—
Net cash flow from financing activities		984	500	1,500
Net increase or decrease of cash & cash equivalents
Cash & cash equivalents at beginning of the year	8	86	517	222
Cash & cash equivalents at end of the year	8	209	86	517

The accompanying notes form an integral part of these financial statements.

FINANCIAL STATEMENTS RSPRINT FOR THE YEARS ENDED DECEMBER 31, 2017, 2016 AND 2015

Notes to the financial statements

1 Corporate information

RSPRINT Powered by Materialise NV is a limited liability company with its registered office at De Weven 7, 3583 Paal, Belgium. The financial statements comprise only RSPRINT Powered by Materialise NV (the “Company”).

The Company is a joint venture between Materialise NV and RSScan International NV (the “Shareholders”) and has as commercial brandname “Phits”. The Company develops 3D printed insoles which is the beginning of a revolution in footwear and orthopedics, a field where 3D printing offers limitless possibilities in the mass production of completely personalized products, and can enable a shift towards analysis and patient care.

The financial statements of the Company for the year ended December 31, 2017 were approved and authorized for issue on June 26, 2018 in accordance with a resolution of the Board of Directors of the Company (the “Board of Directors”).

FINANCIAL STATEMENTS RSPRINT FOR THE YEARS ENDED DECEMBER 31, 2017, 2016 AND 2015

2 Basis of preparation

The financial statements of the Company for the years ended December 31, 2017, 2016 and 2015 are prepared in accordance with the International Financial Reporting Standards as issued by the International Accounting Standards Board (collectively “IFRS”).

These financial statements have been prepared on a historical cost basis.

The financial statements are presented in thousands of euros (K€ or thousands of €) and all “currency” values are rounded to the nearest thousand (€000), except when otherwise indicated.

The preparation of financial statements in compliance with IFRS requires the use of certain critical accounting estimates. It also requires Company management to exercise judgment in applying the Company’s accounting policies. The areas where significant judgment and estimates have been made in preparing the financial statements and their effect are disclosed in Note 3.

New standards, interpretations and amendments adopted by the Company

The Company has adopted the following new and revised standards and interpretations issued by the IASB and the International Financial Reporting Interpretations Committee (“IFRIC”) that are relevant to its operations and effective for accounting periods beginning on January 1, 2017.

•	IAS 12: Income taxes – Amendments regarding the recognition of deferred tax assets for unrealized losses;

•	IAS 7: Cash flow statement – Amendments as result of the Disclosure initiative;

•	Annual Improvements to IFRS 10 2014-2016 Cycle (December 2016).

The application of the above new standards and interpretations did not have a significant impact on the financial position and the results of the Company.

Going concern

The Company has experienced net losses and significant cash used in operating activities since its inception. As of December 31, 2017, the Company had an accumulated deficit of K€(4,012), a loss for the year of K€(723) and net cash used in operating activities of K€(843).

Despite the Company having an accumulated deficit in the amount of K€(4,012) as of December 31, 2017, the Board of Directors, supported by the Shareholders, is of the opinion that the financial statements can be prepared assuming the Company will continue as a going concern.

The Company’s existing 2018–2021 business plan presents a break-even EBITDA (earnings before interest, tax, depreciation and amortization) for the year 2018 and positive and increasing EBITDA for the years 2019 to 2021. The projections and business plan are supported by an important contract with HP Inc. that was signed after year-end. This alliance has as purpose to use RSPrint’s software and platform for 3D design automation for the mass customization of 3D-printed insoles to support the footwear industry. Although the business plan is still based on a certain number of assumptions and uncertainties, we believe that this agreement will create a new strong basis for the further development of our business model.

As at December 31, 2017, the Company had cash and cash equivalents in the amount of K€209. In 2017, the remaining unpaid capital was paid in cash by Shareholders for a total amount of K€1,000. In the event that additional cash resources would be required for the Company to continue operating for the next 12 months, the Company expects to be able to benefit from the flexibility of the Shareholders in relation to the Company’s obligations under its trade payables with the Shareholders. In particular, Materialise NV has agreed that an amount of K€773 should not be repaid on short term as disclosed in Note 9. In addition, the Company expects to be able to rely on the execution of research and development projects with the Shareholders as subcontractors to align outgoing cash flow of such projects with incoming cash flow from trade receivables payments.

The future viability of the Company is dependent on its ability to generate cash from operating activities and the flexibility of its Shareholders, as described above. However we expect to be able to fund our operations for at least 12 months from the date of approval of these financial statements. As a result of this, the financial statements are prepared assuming the Company will continue as a going concern and do not include any adjustments related to any uncertainty regarding recoverability and classification of recorded asset amounts and classification of liabilities.

FINANCIAL STATEMENTS RSPRINT FOR THE YEARS ENDED DECEMBER 31, 2017, 2016 AND 2015

3 Summary of significant accounting policies

Foreign currency translation

The Company’s financial statements are presented in euros, which is also the Company’s functional currency.

Foreign currency transactions

Transactions denominated in foreign currencies are translated into euro at the exchange rate at the end of the previous month-end. Monetary items in the statement of financial position are translated at the closing rate at each reporting date and the relevant translation adjustments are recognized in financial result.

Property, plant and equipment

Property, plant and equipment is stated at cost, net of accumulated depreciation and/or accumulated impairment losses, if any. Such cost includes borrowing costs directly attributable to construction projects if the asset necessarily takes a substantial period of time to get ready for its intended use, it is probable that they will result in future economic benefits to the Company and the cost can be measured reliably. When significant parts of property, plant and equipment are required to be replaced at intervals, the Company recognizes such parts as individual assets with specific useful lives and depreciates them accordingly. Likewise, when a major inspection is performed, its cost is recognized in the carrying amount of the property, plant and equipment as a replacement if the recognition criteria are satisfied. All other repair and maintenance costs are recognized in the income statement as incurred.

Depreciation is calculated on a straight-line basis over the estimated useful lives of the assets as follows:

• Furniture, Plant & Equipment	5 years

A leased asset is depreciated over the useful life of the asset. However, if there is no reasonable certainty that the Company will obtain ownership by the end of the lease term, the asset is depreciated over the shorter of the estimated useful life of the asset or the lease term.

An item of property, plant and equipment and any significant part initially recognized is derecognized upon disposal or when no future economic benefits are expected from its use or disposal. Any gain or loss arising on derecognition of the asset (calculated as the difference between the net disposal proceeds and the carrying amount of the asset) is included in the income statement when the asset is derecognized.

The assets’ residual values, useful lives and methods of depreciation are reviewed at each financial year-end and adjusted prospectively, if appropriate.

Leases

The Company has operating and finance leases at December 31, 2017.

The determination of whether an arrangement is, or contains, a lease is based on the substance of the arrangement at the inception date, whether fulfilment of the arrangement is dependent on the use of a specific asset or assets or the arrangement conveys a right to use the asset, even if that right is not explicitly specified in an arrangement.

Finance leases, which transfer to the Company substantially all the risks and benefits incidental to ownership of the leased item, are capitalized at the commencement of the lease at the fair value of the leased item or, if lower, at the present value of the minimum lease payments. Lease payments are apportioned between finance charges and reduction of the lease liability so as to achieve a constant rate of interest on the remaining balance of the liability.

Finance charges are recognized as financial expenses in the consolidated income statement.

Where substantially all of the risks and rewards incidental to ownership are not transferred to the Company (an “operating lease”), the total rentals payable under the lease are charged to the consolidated income statement on a straight-line basis over the lease term. The aggregate benefit of lease incentives is recognized as a reduction of the rental expense over the lease term on a straight-line basis.

FINANCIAL STATEMENTS RSPRINT FOR THE YEARS ENDED DECEMBER 31, 2017, 2016 AND 2015

Research and development

Research and development includes the costs incurred by activities related to the development of software and foot sole products.

Development activities involve the application of research findings or other knowledge to a plan or a design of new or substantially improved (software) products before the start of the commercial use.

Development expenditures on an individual project are recognized as an intangible asset when the Company can demonstrate:

•	the technical feasibility of completing the intangible asset so that the asset will be available for use or sale;

•	its intention to complete and its ability to use or sell the asset;

•	how the asset will generate future economic benefits;

•	the availability of resources to complete the asset;

•	the ability to measure reliably the expenditure during development.

The Company has determined that the conditions for recognizing internally generated intangible assets from proprietary software and foot sole product development activities are not met until shortly before the products are available for sale. As such, development expenditures not satisfying the above criteria and expenditures on the research phase of internal projects are recognized in the income statement with services and other goods as incurred.

Impairment of non-financial assets (excluding inventories)

Non-financial assets are subject to impairment tests whenever events or changes in circumstances indicate that their carrying amount may not be recoverable. Where the carrying value of an asset exceeds its recoverable amount (i.e. the higher of value in use and fair value less costs to sell), the asset is written down accordingly.

Where it is not possible to estimate the recoverable amount of an individual asset, the impairment test is carried out on the smallest Company of assets to which it belongs for which there are separately identifiable cash flows; its cash generating units (“CGUs”).

The Company bases its impairment calculation on detailed budgets and forecast calculations. These budgets and forecast calculations generally cover a period of five years. For longer periods, a long-term growth rate is calculated and applied to future cash flows projected after the fifth year.

Impairment charges are included in profit or loss, except, where applicable, to the extent they reverse gains previously recognized in other comprehensive income.

Inventories

Inventories are valued at the lower of cost and net realizable value and mainly relate to raw materials and goods for resale. Costs incurred in bringing each of these products to its present location and condition are accounted for at purchase cost and on a first in, first out basis.

Net realizable value is the estimated selling price in the ordinary course of business, less estimated costs of completion and the estimated costs necessary to make the sale.

A write-off of inventories is estimated based on an ageing analysis.

Financial assets

Financial assets include loans and receivables measured at amortized cost. The Company currently does not have available for sale financial investments, held-to-maturity financial investments and financial assets held for trading.

FINANCIAL STATEMENTS RSPRINT FOR THE YEARS ENDED DECEMBER 31, 2017, 2016 AND 2015

Financial assets measured at amortized cost

The Company has loans and receivables that are measured at amortized cost.

The Company’s loans and receivables comprise trade receivables, other current assets and cash and cash equivalents in the statement of financial position.

Cash and cash equivalents includes cash in hand, deposits held at call with banks, other short term highly liquid investments with original maturities of three months or less.

Financial assets that are classified as loans and receivables are initially measured at fair value plus transaction costs and subsequently at amortized cost using the effective interest rate method (“EIR”). Amortized cost is calculated by taking into account any discount or premium on acquisition and fees or costs that are an integral part of the EIR. The EIR amortization is included under financial income in the income statement. The losses arising from impairment are recognized in the income statement under other operating expenses or financial expenses.

Impairment of financial assets

The Company assesses at each reporting date whether there is any objective evidence that a financial asset or a group of financial assets is impaired. A financial asset or a group of financial assets is to be impaired if there is objective evidence of impairment as a result of one or more events that has occurred after the initial recognition of the asset (an incurred ‘loss event’) and that loss event has an impact on the estimated future cash flows of the financial asset or the group of financial assets that can be reliably estimated.

If there is objective evidence that an impairment loss has been incurred, the amount of the loss is measured as the difference between the asset’s carrying amount and the present value of estimated future cash flows (excluding future expected credit losses that have not yet been incurred). The present value of the estimated future cash flows is discounted at the financial asset’s original effective interest rate. If a loan has a variable interest rate, the discount rate for measuring any impairment loss is the current effective interest rate.

The carrying amount of the asset is reduced through the use of an allowance account and the amount of loss is recognized in the income statement.

Financial liabilities

The Company has financial liabilities measured at amortized cost which include trade payables. The Company currently does not have financial liabilities held for trading.

Financial liabilities at amortized cost

Those financial liabilities are recognized initially at fair value plus directly attributable transaction costs and are measured at amortized cost using the effective interest rate method. Gains and losses are recognized in the income statement when the liabilities are derecognized as well as through the effective interest rate method amortization process.

Derecognition

A financial liability is derecognized when the obligation under the liability is discharged or cancelled or expires.

Offsetting

Financial assets and financial liabilities are offset and the net amount is reported in the statement of financial position if there is a currently enforceable legal right to offset the recognized amounts and there is an intention to settle on a net basis, or to realize the assets and settle the liabilities simultaneously.

FINANCIAL STATEMENTS RSPRINT FOR THE YEARS ENDED DECEMBER 31, 2017, 2016 AND 2015

Share capital

Financial instruments issued by the Company are classified as equity only to the extent that they do not meet the definition of a financial liability or financial asset. The Company’s ordinary shares are classified as equity instruments.

Pension benefits

The Company only accounts for the social charges related to the legal pension scheme applicable in Belgium. These charges are recognized as expenses in the period in which employees perform the corresponding services. The Company has no additional ‘extra-legal’ pension plan.

Revenue recognition

The Company’s revenue, which is presented net of sales taxes, is primarily generated by the sale of customer starting pack (installation, training and 5 3D Printed insoles), 3D Printed insoles and footscan plate. The footscan plate is sold together with a perpetual license for using the footscan software embedded. In addition, customers get access to the Phits Design module integrated in the footscan software.

The Company recognizes revenue for goods including software when all the significant risks and rewards have been transferred to the customer, no continuing managerial involvement usually associated with ownership of the goods is retained, no effective control over the goods sold is retained, the amount of revenue can be measured reliably, it is probable that the economic benefits associated with the transactions will flow to the entity and the costs incurred or to be incurred in respect of the transaction can be measured reliably.

Starting packs

The starting pack is a fixed fee pack including installation, training and possibility to 3D Print 5 insoles. The fixed fee is recognized straightline over a period of 2 months, which is typically the expiration date.

3D printed insoles

The Company recognizes revenue on the sale of 3D Printed insoles to the customers upon shipment or delivery taking into account the shipment terms (usually Ex-works or FOB Time of Shipment Incoterms (International Commercial Terms)).

Footscan plate and perpetual license footscan software

The Company recognizes revenue on the sale of Footscan Plates to the customers upon shipment or delivery taking into account the shipment terms (usually Ex-works or FOB Time of Shipment Incoterms (International Commercial Terms)). Installation of the footscan plate is plug-and-play.

The footscan plate and the footscan software are purchased from RSScan International NV, one of the Shareholders. They can be distributed as a bundle or separately by the Company. Maintenance and support related to the footscan software and footscan plate are provided directly by RSScan International NV to the Company’s customers. The footscan software integrates the Phits Design module software developed by the Company.

Multiple element arrangements

The Company has entered into a number of multiple element arrangements whereby it sells the starting packs and/or the footscan plates and/or the footscan software as a bundle. In multiple element arrangements, whether sold to end-customers or to collaboration partners, the Company uses either the stand-alone selling prices or management’s best estimate of selling prices to determine the fair value of each separate element within the arrangement. In general, elements in such arrangements are also sold on a stand-alone basis and stand-alone selling prices are available. Where a selling price does not exist on a stand-alone basis or an estimate cannot be made for such element, as it may not be sold separately, then the remaining fees within the contract are recognized over the contractual period on a straight-line basis.

FINANCIAL STATEMENTS RSPRINT FOR THE YEARS ENDED DECEMBER 31, 2017, 2016 AND 2015

Revenue is allocated to each deliverable based on the fair value of each individual element and is recognized when the revenue recognition criteria described above are met for each of the elements.

Interest income

For all financial instruments measured at amortized cost, interest income is recorded using the effective interest rate, which is the rate that exactly discounts the estimated future cash payments or receipts over the expected life of the financial instrument or a shorter period, where appropriate, to the net carrying amount of the financial asset or liability. Interest income is included under financial income in the income statement.

Government grants

Government grants are recognized when there is reasonable assurance that the grant will be received and all attached conditions will be complied with. When the grant relates to development costs or another expense, it is recognized as income over the grant period necessary to match the income on a systematic basis to the costs that it is intended to compensate.

Such grants have been received in the forms of grants linked to certain of its research and development programs.

Where retention of a government grant related to assets or to income, is dependent on the Company satisfying certain criteria, it is initially recognized as deferred income. When the criteria for retention have been satisfied, the deferred income balance is released to other operating income in the income statement on a systematic basis over the periods in which the entity recognizes as expenses the related costs for which the grants are intended to compensate.

Any government grants recognized as income do not have any unfulfilled conditions or other contingencies attached to them, as otherwise we would not be recognizing income for such.

Other financial income and expenses

Other financial income and expenses include mainly foreign currency gains or losses on all foreign currency transactions.

Taxes

Current income tax

Income tax assets and liabilities for the current period are measured at the amount expected to be recovered from or paid to the taxation authorities. The tax rates and tax laws used to compute the amount are those that are enacted or substantively enacted, at the reporting date.

Current income tax relating to items that are recognized directly in equity is recognized in equity and not in the income statement. Management periodically evaluates positions taken in the tax returns with respect to situations in which applicable tax regulations are subject to interpretation and establishes provisions where appropriate.

Deferred tax

Deferred tax is calculated using the liability method on temporary differences at the reporting date between the tax bases of assets and liabilities and their carrying amounts for financial reporting purposes.

Deferred tax liabilities are recognized for all taxable temporary differences. Deferred tax assets are recognized for all deductible temporary differences, carry forward of unused tax credits and unused tax losses, to the extent that it is probable that taxable profit will be available against which the deductible temporary differences, and the carry forward of unused tax credits and unused tax losses can be utilized.

FINANCIAL STATEMENTS RSPRINT FOR THE YEARS ENDED DECEMBER 31, 2017, 2016 AND 2015

The carrying amount of deferred tax assets is reviewed at each reporting date and reduced to the extent that it is no longer probable that sufficient taxable profit will be available to allow all or part of the deferred tax asset to be utilized. Unrecognized deferred tax assets are reassessed at each reporting date and are recognized to the extent that it has become probable that future taxable profits will allow the deferred tax asset to be recovered.

Deferred tax assets and liabilities are measured at the tax rates that are expected to apply in the year when the asset is realized or the liability is settled, based on tax rates (and tax laws) that have been enacted or substantively enacted at the reporting date.

Deferred tax assets and deferred tax liabilities are offset, if a legally enforceable right exists to set off current tax assets against current income tax liabilities and the deferred taxes relate to the same taxable entity and the same taxation authority.

Sales tax

Revenue, expenses and assets are recognized net of the amount of VAT, except:

•	Where the sales tax incurred on a purchase of assets or services is not recoverable from the taxation authority, in which case the sales tax is recognized as part of the cost of acquisition of the asset or as part of the expense item as applicable; and

•	Receivables and payables that are stated with the amount of sales tax included.

The net amount of sales tax recoverable from, or payable to, the taxation authority is included as part of receivables or payables in the statement of financial position.

FINANCIAL STATEMENTS RSPRINT FOR THE YEARS ENDED DECEMBER 31, 2017, 2016 AND 2015

New and revised standards not yet adopted

The standards and interpretations that are issued, but not yet effective, up to the closing date of the Company’s financial statements are disclosed below.

A number of new standards, amendments to standards, and interpretations are not effective for 2017, and therefore have not been applied in preparing these accounts.

IFRS 9 Financial Instruments

In July 2014, the IASB issued the final version of IFRS 9 Financial Instruments (“IFRS 9”) that replaces IAS 39 Financial Instruments: Recognition and Measurement and all previous versions of IFRS 9. IFRS 9 brings together all three aspects of the accounting for financial instruments project: classification and measurement, impairment and hedge accounting. IFRS 9 is effective for annual periods beginning on or after January 1, 2018, with early application permitted. Except for hedge accounting, retrospective application is required but providing comparative information is not compulsory. For hedge accounting, the requirements are generally applied prospectively, with some limited exceptions.

IFRS 9 requires us to record expected credit losses on all of our debt securities, loans and trade receivables, either on a 12-month or lifetime basis. We will apply the simplified approach and record lifetime expected losses on all trade receivables.

We will adopt the new standard on the required effective date. The lifetime expected losses will be determined based on a provision matrix applied to the each of the trade receivable aging buckets. We are still finalizing the provision matrix but do not expect that this will have a significant impact on our statements of financial position.

IFRS 15 Revenue from Contracts with Customers

IFRS 15 Revenue from Contracts with Customers (“IFRS 15”) was issued in May 2014 and establishes a five-step model to account for revenue arising from contracts with customers. Under IFRS 15, revenue is recognized at an amount that reflects the consideration to which an entity expects to be entitled in exchange for transferring goods or services to a customer.

The standard provides a single, principles based five step model to be applied to all contracts with customers as follows:

•	Identify the contract(s) with a customer;

•	Identify the performance obligations in the contract;

•	Determine the transaction price;

•	Allocate the transaction price to the performance obligations in the contract; and

•	Recognize revenue when (or as) the entity satisfies a performance obligation.

The new revenue standard will supersede all current revenue recognition requirements under IFRS. We have performed a first assessment of IFRS 15 and expect that, based on the current sales contracts, the implementation of IFRS 15 is not expected to have a significant impact but a detailed assessment is ongoing and we anticipate to have this assessment completed during the third quarter of 2018. The transition method that will be applied is the modified retrospective method whereby the cumulative effect of initially applying IFRS 15 as an adjustment to the opening balance of retained earnings in 2018.

IFRS 16, Leases

IFRS 16 was issued in January 2016 and it replaces IAS 17 Leases, IFRIC 4 Determining whether an Arrangement contains a Lease, SIC-15 Operating Leases-Incentives and SIC-27 Evaluating the Substance of Transactions Involving the Legal Form of a Lease. IFRS 16 sets out the principles for the recognition, measurement, presentation and disclosure of leases and requires lessees to account for all leases under a single on-balance sheet model similar to the accounting for finance leases under IAS 17. The standard includes two recognition exemptions for lessees – leases of ’low-value’ assets (e.g., personal computers) and short-term leases (i.e., leases with a lease term of 12 months or less). At the commencement date of a lease, a lessee will recognize a liability to make lease payments (i.e., the lease liability) and an asset representing the right to use the underlying asset during the lease term (i.e., the right-of-use asset). Lessees will be required to separately recognize the interest expense on the lease liability and the depreciation expense on the right-of-use asset.

FINANCIAL STATEMENTS RSPRINT FOR THE YEARS ENDED DECEMBER 31, 2017, 2016 AND 2015

Lessees will be also required to remeasure the lease liability upon the occurrence of certain events (e.g., a change in the lease term, a change in future lease payments resulting from a change in an index or rate used to determine those payments). The lessee will generally recognize the amount of the remeasurement of the lease liability as an adjustment to the right-of-use asset.

IFRS 16 is effective for annual periods beginning on or after January 1, 2019 and has been endorsed by the European Union. Early application is permitted, but not before an entity applies IFRS 15. A lessee can choose to apply the standard using either a full retrospective or a modified retrospective approach. The standard’s transition provisions permit certain reliefs. We are however not intending to early adopt this standard.

During 2018 we plan to assess the potential effect of IFRS 16 on our consolidated financial statements. To see the volume of operating leases, please refer to Note 13.

The other standards, interpretations and amendments issued by the IASB and relevant for the Company, but not yet effective are not expected to have a material impact on the Company’s future consolidated financial statements:

•	IFRS 2: Share-based Payment — Amendments to clarify the classification and measurement of share-based payment transactions (June 2016);

•	IFRS 3: Business Combinations — Annual improvements 2015-2017 Cycle;

•	Amendments to IFRS 4 — Applying IFRS 9 Financial Instruments with IFRS 4 Insurance Contract (September 2016);

•	IFRS 7: Financial Instruments: Disclosures (Amendments December 2011) — Deferral of mandatory effective date of IFRS 9 and amendments to transition disclosures;

•	IFRS 7: Financial Instruments: Disclosures (Amendment November 2013) — Additional hedge accounting disclosures (and consequential amendments) resulting from the introduction of the hedge accounting chapter in IFRS 9;

•	Amendments to IAS 40 — Transfers of investment property (December 2016);

•	IFRS 10: Consolidated Financial Statements — Sale or Contribution of Assets between an Investor and its Associate or Joint Venture;

•	IFRS 11: Joint Arrangements — Annual Improvements 2015 – 2017 Cycle;

•	IFRS 17: Insurance contracts (May 2017);

•	IAS 12: Income Taxes — Annual improvements 2015-2017 Cycle;

•	IAS 19: Employee Benefits — Plan Amendment, Curtailment or Settlement;

•	IAS 23: Borrowing Costs — Annual Improvements 2015-2017 Cycle;

•	IAS 28: Investments in Associates and Joint Ventures — Amendments regarding the sale or contribution of assets between an investor and its associate or joint venture (September 2014), Annual Improvements 2014-2016 Cycle and Long-term interest in Associates and Joint Ventures;

•	IAS 40: Investment Property — Transfers of investment property;

•	IFRIC 22: Foreign Currency Transactions and Advance Consideration (December 2016);

•	IFRIC 23: Uncertainty over Income Tax Treatments (June 2017);

•	Amendments to IFRS 2014-2016 cycle — Amendments to IFRS 1 and IAS 28 (December 2016).

FINANCIAL STATEMENTS RSPRINT FOR THE YEARS ENDED DECEMBER 31, 2017, 2016 AND 2015

Significant accounting judgments, estimates and assumptions

The preparation of the Company’s financial statements requires management to make judgments, estimates and assumptions that affect the reported amounts of revenue, expenses, assets and liabilities, and the accompanying disclosures. Uncertainty about these assumptions and estimates could result in outcomes that require a material adjustment to the carrying amount of assets or liabilities for future periods.

On an ongoing basis, the Company evaluates its estimates, assumptions and judgments, including those related to revenue recognition, development expenses, income taxes and impairment of intangible assets and property, plant & equipment.

The Company based its assumptions and estimates on parameters available when the financial statements were prepared. Existing circumstances and assumptions about future developments, however, may change due to market changes or circumstances arising beyond the control of the Company. Such changes are reflected in the assumptions when they occur.

Revenue recognition

For revenue recognition, the significant estimates and judgments relate to allocation of value to our separate elements in our multiple-element arrangements.

With respect to the allocation of value to the separate elements, the Company is using the stand-alone selling prices or management’s best estimates of selling prices to estimate the fair value and separate the elements and to account for them separately. Elements in such an arrangement are also sold on a stand-alone basis and stand-alone selling prices are available. Revenue is allocated to each deliverable based on the fair value of each individual element and is recognized when the revenue recognition criteria described above are met.

Our revenue recognition policies require management to make significant estimates. Management analyzes various factors, including a review of specific transactions, historical experience, creditworthiness of customers and current market and economic conditions. Changes in judgments based upon these factors could impact the timing and amount of revenue and cost recognized and thus affects our results of operations and financial condition.

Development expenses

The Company incurs development expenses through the outsourced development services performed by its Shareholders. Those internally generated intangible assets may only be recognized as intangible asset from the development phase if certain conditions are met. These conditions include the technical feasibility, intention to complete, the ability to use or sell the asset under development, and the demonstration of how the asset will generate probable future economic benefits. The cost of a recognized internally generated intangible asset comprises all directly attributable cost necessary to make the asset capable of being used as intended by management. In contrast, all expenditures arising from the research phase are expensed as incurred.

Determining whether internally generated intangible assets from development are to be recognized as intangible assets requires significant judgment, particularly in determining whether the activities are considered research activities or development activities, whether the product enhancement is substantial, whether the completion of the asset is technical feasible considering a company-specific approach, the probability of future economic benefits from the sale or use.

Management has determined that the conditions for recognizing internally generated intangible assets from development activities are not met until shortly before the products are available for sale. As such, development expenditure not satisfying the above criteria and expenditure on the research phase of internal projects are recognized in the income statement as incurred. This assessment is monitored by the Company on a regular basis.

Income taxes

Deferred tax assets are recognized for unused tax losses to the extent that it is probable that taxable profit will be available against which the losses can be utilized. Significant management judgment is required to determine the amount of deferred tax assets that can be recognized, based upon the likely timing and the level of future taxable profits together with future tax planning strategies.

As at December 31, 2017 the Company had about K€3,875 (2016: K€ 2,431, 2015: K€1,189) of tax losses carried forward. These losses do not expire. With respect to the unused tax losses no deferred tax assets have been recognized at December 31, 2017, 2016 and 2015, given that there is an uncertainty to which extent these tax losses will be used in future years.

FINANCIAL STATEMENTS RSPRINT FOR THE YEARS ENDED DECEMBER 31, 2017, 2016 AND 2015

If the Company was able to recognize all unrecognized deferred tax assets, net result would have increased by K€969 in 2017 (2016: K€821, 2015: K€404). Further details on taxes are disclosed in Note 12.5.

Impairment of intangible assets and property, plant & equipment

When events or changes in circumstances indicate that the carrying amount of the intangible assets and property, plant and equipment may not be recoverable, we estimate the value in use for the individual assets, or when not possible, at the level of CGUs to which the individual assets belong. The value in use is sensitive to the discount rate used for the discounted cash flow model as well as the expected future cash-inflows and the growth rate used for extrapolation purposes, of which the determination requires judgement from the Company.

No impairment charges have been recorded during 2017 (2016: nil, 2015: nil).

FINANCIAL STATEMENTS RSPRINT FOR THE YEARS ENDED DECEMBER 31, 2017, 2016 AND 2015

4 Property, plant & equipment

The changes in the carrying value of the property, plant and equipment can be presented as follows for December 31, 2017, 2016 and 2015:

in 000 euro	Plant & equipment	Furnitures	Leasing	Total
Acquisition value
At January 1, 2015	16	6	—	22
Additions	133	5	—	138
Other	—	—	—	—
At December 31, 2015	149	11	—	160
Additions	13	3	—	16
Other	—	—	—	—
At December 31, 2016	162	14	—	176
Additions	15	3	44	62
At December 31, 2017	177	17	44	238

Depreciation
At January 1, 2015	1	—	—	1
Depreciation charge for the year	6	2	—	8
At December 31, 2015	7	2	—	9
Depreciation charge for the year	31	3	—	34
At December 31, 2016	38	5	—	43
Depreciation charge for the year	34	2	15	51
At December 31, 2017	72	7	15	94

Net book value
At December 31, 2017	105	10	29	144
At December 31, 2016	124	9	—	133
At December 31, 2015	142	9	—	151
At January 1, 2015	15	6	—	21

The investments in property, plant & equipment in 2017 amounted to K€62 (2016: K€16, 2015: K€137) and mainly related to leased vehicles for K€44 in 2017 (2016: nil, 2015: nil).

No disposals were recorded in 2017, 2016 and 2015.

No impairment of property, plant and equipment was recorded in the years ending December 31, 2017, 2016 and 2015.

FINANCIAL STATEMENTS RSPRINT FOR THE YEARS ENDED DECEMBER 31, 2017, 2016 AND 2015

5 Other assets

Other non-current assets

Other non-current assets include the following:

	As of December 31
in 000€	2017	2016	2015
Tax credits	68	53	27
Total non-current assets	68	53	27

The non-current tax credits relate to tax credits that will be realized over more than one year.

Other current assets

Other current assets include the following:

	As of December 31
in 000€	2017	2016	2015
VAT receivables	14	81	67
Accrued income from grants	165	68	—
Deferred charges	9	—	3
Other non-trade receivables	527	6	3
Unpaid capital	—	1,000	1,500
Total other current assets	715	1,155	1,573

The outstanding unpaid capital as of December 31, 2016 has been fully paid by the shareholders in 2017. We refer to Note 10.

The other non-trade receivables relate to a current account with Materialise USA, LLC. We refer to note 15.

6 Inventories

Inventories include the following:

	As of December 31
in 000€	2017	2016	2015
Raw materials	82	65	5
Goods for resale	—	11	—
Total inventories (at cost or net realizable value)	82	76	5

No inventory was written-off as an expense is in 2017, 2016 and 2015.

FINANCIAL STATEMENTS RSPRINT FOR THE YEARS ENDED DECEMBER 31, 2017, 2016 AND 2015

7 Trade receivables and payables and accruals

Trade receivables

The trade receivables include the following:

	As of December 31
in 000€	2017	2016	2015
Accounts receivables	250	326	33
Total	250	326	33

The accounts receivables include receivables with related parties of which K€36 is with Materialise NV and K€17 is with RSScan International NV and some of its subsidiaries. We refer to note 15.

Trade receivables are non-interest bearing and are generally on payment terms of 30 days.

No trade receivables were impaired in the course of 2017, 2016 and 2015.

Trade payables and accruals

The trade payables and accruals include the following:

	As of December 31
in 000€	2017	2016	2015
Trade payables	439	889	307
Invoices to be received	176	118	49
Total	615	1,007	356

The trade payables and accruals mainly include payables with related parties of which K€516 is with Materialise NV and its subsidiaries and K€9 is with RSScan International NV. We refer to note 15.

Trade payables are non-interest bearing and are generally on payment terms of 30 days.

8 Cash and cash equivalents

Cash and cash equivalents include the following:

	As of December 31
in 000€	2017	2016	2015
Cash at bank	209	86	517
Cash equivalents	—	—	—
Total	209	86	517

Cash at bank earns interest at floating rates based on daily bank deposit rates.

FINANCIAL STATEMENTS RSPRINT FOR THE YEARS ENDED DECEMBER 31, 2017, 2016 AND 2015

9 Other non-current liabilities

As of December 31, 2017 the other non-current liabilities amount to K€773 and relate to long term trade liabilities towards Materialise NV (2016: nil, 2015: nil) as Materialise NV allows the Company to repay this amount after 12 months.

10 Equity

Share capital

The share capital of the company consists of 4,000 ordinary nominative shares at December 31, 2017, 2016 and 2015 with no nominal but par value of €1,000 for a total amount of K€4,000, of which a total amount of K€4,000 was fully paid at December 31, 2017 (2016: K€ 3,000, 2015: K€2,500).

in 000€, except per share data	Total number of ordinary shares	Total shareholder’s capital subscribed	Shareholders’ capital paid	Shareholders’ capital unpaid
Outstanding on January 1, 2015	4,000	4,000	1,000	3,000
Payment subscribed capital	—	—	1,500	(1,500)
Outstanding on December 31, 2015	4,000	4,000	2,500	1,500
Payment subscribed capital	—	—	500	(500)
Outstanding on December 31, 2016	4,000	4,000	3,000	1,000
Payment subscribed capital	—	—	1,000	(1,000)
Outstanding on December 31, 2017	4,000	4,000	4,000	—

Unpaid capital

As of the end of 2015 and 2016 the unpaid capital was presented under the other current assets. As of the end of 2017 no unpaid capital remains. We refer to Note 5.

Accumulated deficit

The accumulated deficit increased by K€723 from K€(3,289) per end of December 31, 2016 to K€(4,012) as of December 31, 2017. The increase is due to the net loss of the year ended December 31, 2017.

FINANCIAL STATEMENTS RSPRINT FOR THE YEARS ENDED DECEMBER 31, 2017, 2016 AND 2015

11 Fair value

Financial assets

The carrying value and fair value of the financial assets for December 31, 2017, 2016 and 2015 can be presented as follows:

	Carrying value			Fair value
in 000€	As of December 31			As of December 31
	2017	2016	2015	2017	2016	2015
Financial assets
Loans and receivables measured at amortized cost
Trade receivables (current)	250	326	33	250	326	33
Other non-trade receivables	527	—	—	527	—	—
Other current financial assets	—	1,000	1,500	—	1,000	1,500
Cash & cash equivalents	209	86	517	209	86	517
Total loans and other receivables	986	1,412	2,050	986	1,412	2,050

The fair value of the financial assets has been determined on the basis of the following methods and assumptions:

•	The carrying value of the cash and cash equivalents and the current receivables approximate their fair value due to their short term character;

•	The other non-trade receivables relate to the current account with Materialise USA, LLC. The other current financial assets presented in the above table relate to the unpaid capital for 2016 and 2015. Due to their short term character their fair value is not different from their carrying value on December 31, 2017, 2016 and 2015.

Financial liabilities:

The carrying value and fair value of the financial liabilities for December 31, 2017, 2016 and 2015 can be presented as follows:

	Carrying value			Fair value
	As of December 31			As of December 31
in 000€	2017	2016	2015	2017	2016	2015
Financial liabilities measured at amortized cost
Loans & Borrowings	30	—	—	30	—	—
Other non-current liabilities	773	—	—	773	—	—
Trade payables and accruals	615	1,007	356	615	1,007	356
Total financial liabilities measured at amortized cost	1,418	1,007	356	1,418	1,007	356

The fair value of the financial liabilities has been determined on the basis of the following methods and assumptions:

•	The carrying value of current liabilities approximates their fair value due to the short term character of these instruments. The other non-current liabilities relate to trade payables due to Materialise NV, also valued at carrying value.

FINANCIAL STATEMENTS RSPRINT FOR THE YEARS ENDED DECEMBER 31, 2017, 2016 AND 2015

Fair value hierarchy

The Company uses the following hierarchy for determining and disclosing the fair value of financial instruments by valuation technique:

•	Level 1: quoted (unadjusted) prices in active markets for identical assets and liabilities;

•	Level 2: other techniques for which all inputs which have a significant effect on the recorded fair value are observable, either directly or indirectly; and

•	Level 3: techniques which use inputs that have a significant effect on the recorded fair value that are not based on observable market data.

The Company has no financial instruments carried at fair value in the statement of financial position on December 31, 2017, 2016 and 2015.

FINANCIAL STATEMENTS RSPRINT FOR THE YEARS ENDED DECEMBER 31, 2017, 2016 AND 2015

12 Income and expenses

12.1 Revenue

Revenue by geographical area is presented as follows:

	For the year ended December 31
in 000€	2017	2016	2015
United States of America (USA)	357	303	24
Rest of Europe	131	43	44
Belgium	273	277	110
Asia	56	61	35
Total	817	684	213

In 2017 the Company had one customer with individual revenue larger than 10% of the total revenue, namely Runners Service NV, a subsidiary of RSScan International NV (K€95). Other sales to related parties represent K€62 of the revenue in 2017. We refer to note 15.

In 2016 the Company had two customers with individual revenue larger than 10% of the total revenue, namely Runners Service NV (K€87), and Orthocare Solutions Inc (K€91).

In 2015 the Company had one customer with individual revenue larger than 10% of the total revenue: Runners Service NV for K€46.

The revenue by category is presented as follows:

	For the year ended December 31
in 000€	2017	2016	2015
Revenue from soles	716	413	110
Revenue from footscanners and footscan software	46	250	87
Other revenue	55	21	16
Total	817	684	213

12.2	Services and other goods

Services and other goods expenses include the following selected information:

	For the year ended December 31
in 000€	2017	2016	2015
Research & development expenses	261	571	590
Leases, rent and building expenses	89	110	94
Office expenses	7	17	19
Service fees and commissions	591	512	372
Travel and transport expenses	68	62	34
Marketing expenses	20	50	40
Other	11	19	22
Total	1,047	1,341	1,171

FINANCIAL STATEMENTS RSPRINT FOR THE YEARS ENDED DECEMBER 31, 2017, 2016 AND 2015

The research & development expenses for all years presented relate to services from Materialise NV. Furthermore K€635 of the services and other goods of 2017 relate to support services from related parties. We refer to note 15.

12.3	Other income

The other operating income can be detailed as follows:

	For the year ended December 31
in 000€	2017	2016	2015
Government grants	306	301	210
Tax credits	15	26	27
Other	89	7	5
Total	410	334	242

The Company has received government grants linked to certain of its research and development programs. These programs allow that the government contributes a certain percentage of the costs incurred. Any government grants recognized as income do not have any unfulfilled conditions or other contingencies attached to them. The other items for the amount of K€ 89 in the year ended December 31, 2017 mainly relate to recharges to related parties. We refer to Note 15.

12.4	Employee benefits

The following table shows the breakdown of payroll expenses for 2017, 2016 and 2015:

	For the year ended December 31
in 000€	2017	2016	2015
Short-term employee benefits	310	293	204
Social security expenses	65	51	30
Other employee expenses	31	19	11
Total	406	363	245
Total registered employees at the end of the period	8	5	5

FINANCIAL STATEMENTS RSPRINT FOR THE YEARS ENDED DECEMBER 31, 2017, 2016 AND 2015

12.5	Income taxes

Current income tax

The Company has no income tax expenses in the statement of comprehensive income of 2017, 2016 and 2015.

Deferred tax

The Company did not account for any deferred tax asset or liability as at December 31, 2017, 2016 and 2015.

The Company has unused tax losses available for an amount of about K€3,875 per end of 2017 (2016: K€2,431, 2015: K€1,189). These tax losses have no expiration date. The Company has deductible temporary differences for the amount of K€984 per end of 2017 (2016: K€1,371, 2015: K€1,121).

With respect to the net operating losses and temporary differences, no deferred tax assets have been recognized given the uncertainty of realizing a net profit in the near future.

Relationship between Tax Expense and Accounting Loss

	For the year ended December 31
in 000€	2017	2016	2015
Loss before taxes	(723)	(1,208)	(1,180)
Income tax at statutory rate of 33,99%	245	410	401
Non-deductible expenses	(5)	(4)	(3)
Non recognition of deferred tax asset	(373)	(494)	(479)
Non-taxable income	133	88	81
Income tax expense as reported in the statement of comprehensive income	—	—	—

FINANCIAL STATEMENTS RSPRINT FOR THE YEARS ENDED DECEMBER 31, 2017, 2016 AND 2015

13 Commitments

The Company has both operating and finance leases. Only operating leases are significant.

Operating lease commitments

The Company has operating lease commitments mainly related to cars and the building as follows:

	As of December 31
in 000€	2017	2016	2015
Within one year	89	108	93
Between two and three years	176	37	96
Between four and five years	—	8	—
More than five years	—	—	—
Total	265	153	189

The total operating lease payments recognized in the income statement are K€89 in 2017, including non-deductible VAT (2016: K€110, 2015: K€94).

As of January 1, 2017 the Company has refinanced most of its operating car lease commitments into financial lease commitments. The operating car lease commitments still existing as of December 31, 2017 are included in the above table for a total amount of K€17 (2016: K€70, 2015: K€23).

The building rental agreement has ended as of December 31, 2017. A new lease agreement started as of January 1, 2018 for a 3-year period.

FINANCIAL STATEMENTS RSPRINT FOR THE YEARS ENDED DECEMBER 31, 2017, 2016 AND 2015

14 Risks

The Company is mainly exposed to liquidity risk and credit risk.

Foreign exchange risk

The Company has primarily exposure to the USD as foreign currency because of its revenue realized in USD and purchases of services in USD mainly from Materialise USA, LLC. During 2017, 2016 and 2015 the changes in the USD did not have a significant impact on the operating result of the Company.

If the USD (rate for 1 EUR) would have appreciated by 10%, the net result would have been K€37 lower. If the USD (rate for 1 EUR) would have depreciated by 10%, the net result would have been K€34 higher.

Liquidity risk

The liquidity risk is that the Company may not have sufficient cash to meet its payment obligations. This risk is countered by day-by-day liquidity management. The Company has entered into some operational and financial lease agreements with financial institutions to finance its company cars. The Company has no credit arrangements or undrawn lines of credit. The short term cash needs are also managed through the trade payables with the Shareholders.

All contracted obligations and related carrying amounts are short term liabilities.

Credit risk

Credit risk is the risk that third parties may not meet their contractual obligations resulting in a loss for the Company. The Company is exposed to credit risk from its operating activities and from its financing activities, which are mainly current accounts with financial institutions. The Company limits this exposure by contracting with credit-worthy business partners or with financial institutions which meet high credit rating requirements. In addition, the portfolio of receivables is monitored on a continuous basis. Credit risk is limited to a specified amount with regard to individual receivables.

The following is an aging schedule of trade receivables:

in 000€	Total	Non-due	< 30 days	31-60 days	61-90 days	91-180 days	> 181 days
December 31, 2017	250	138	28	22	3	32	27
December 31, 2016	326	134	39	28	58	48	19
December 31, 2015	33	18	2	5	8	—	—

Capital management

The primary objective of the Shareholders’ capital management strategy is to ensure it maintains healthy capital ratios to support its business and maximize shareholder value. Capital is defined as the Company shareholder’s equity.

The Company consistently reviews its capital structure and makes adjustments in light of changing economic conditions. The Company made no changes to its capital management objectives, policies or processes during the years ended December 31, 2017, 2016 and 2015.

FINANCIAL STATEMENTS RSPRINT FOR THE YEARS ENDED DECEMBER 31, 2017, 2016 AND 2015

15 Related party transactions

The compensation of key management personnel of the Company is as follows:

	For the year ended December 31
in 000€	2017	2016	2015
Short-term employee benefits	107	100	92
Total	107	100	92

The amounts disclosed in the table are the amounts recognized as an expense during the reporting period related to key management personnel.

The following table provides the total amount of transactions that have been entered into with related parties for the relevant financial year:

in 000€	Sale of goods to	Purchases from	Interest expense	Receivables	Liabilities
Key management and Directors
December 31, 2017	—	—	—	—	—
December 31, 2016	—	—	—	—	—
December 31, 2015	—	3	—	—	3
Shareholders
December 31, 2017	246	1,339	—	580	1,298
December 31, 2016	103	1,433	—	46	799
December 31, 2015	57	1,098	—	4	220

Related party – RSScan International NV

As one of the Shareholders, RSScan International NV provides services, footscanners and footscan software to the Company, which is reflected in K€65 of purchases of raw materials and consumables for financial year 2017 and K€103 relating to services and other goods, mainly consisting of the rent for the building. RSScan International NV and some of its subsidiaries are also customers of the Company, which is reflected in K€134 of revenue for financial year 2017 and K€89 of other income.

The outstanding receivables with respect to RSScan International NV and its subsidiaries amount to K€17 as of December 31, 2017. K€9 trade payables and accruals are outstanding as of December 31, 2017 relating to RSScan International NV and its subsidiaries.

Related party – Materialise NV and Materialise USA, LLC

As one of the Shareholders, Materialise NV provides research & development and other services to the Company. Research & development services provided by Materialise NV amount to K€261 for financial year 2017. Furthermore the Company purchased 3D printed soles from Materialise NV and Materialise USA, LLC for a total amount of K€378 during financial year 2017, presented in raw materials and consumables. Support services, as presented with services and other goods, are also provided by Materialise NV and Materialise USA, LLC for a total amount of K€532.

A minor amount of K€23 of sales is related to Materialise NV.

The above described services result in outstanding trade payables and accruals of K€516 as of December 31, 2017 and a long term liability against Materialise NV of K€773, as presented with other non-current liabilities in the statement of financial position.

The current account with Materialise USA, LLC, presented with the other current assets, amounting to K€527 as of December 31, 2017, reflects the cash collected by Materialise USA, LLC for US-based customers of the Company.

The total outstanding trade receivable with Materialise NV amounts to K€36 as of December 31, 2017.

FINANCIAL STATEMENTS RSPRINT FOR THE YEARS ENDED DECEMBER 31, 2017, 2016 AND 2015

16 Events subsequent to the statement of financial position date

As of April 20, 2018, the Company has entered into an important collaboration agreement with a third party. For more details on this we refer to the going concern paragraph in Note 2.

Apart from the above, there are no significant events subsequent to the statement of financial position date that would require adjustments or disclosures to the financial statements.